April 20, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Lin

Re:	Meta Financial Group, Inc.

Registration Statement on Form S-4

Filed on March 19, 2018

File No. 333-223769

Dear Mr. Lin:

This letter is in response to oral comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), discussed via telephone on April 10, 2018 between Mr. Lin and Katten Muchin Rosenman LLP, counsel to Meta Financial Group, Inc. (the “Company”). The Company is concurrently filing with the Commission Amendment No. 1 to the Registration Statement, a copy of which is enclosed herewith (the “Amendment”). Further enclosed for your convenience is the Amendment, marked to show changes to the Registration Statement filed with the Commission on March 19, 2018.

The Staff requested that the Company file as exhibits to the Registration Statement, pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended, consents of each person identified therein that is proposed to become a director of the Company upon the effectiveness of the Merger (as such term is defined in the Agreement and Plan of Merger, dated as of January 9, 2018, by and among the Company, MetaBank, Crestmark Bancorp, Inc. and Crestmark Bank). In light of the Staff’s comment, the Company has filed the consent of W. David Tull and the consent of Michael R. Kramer as Exhibits 99.5 and 99.6, respectively, to the Amendment.

The Staff further requested that the Company file as an exhibit to the Registration Statement the employment agreement entered into with Michael Goik (the “Employment Agreement”), pursuant to which Mr. Goik will serve as Executive Vice President of MetaBank and President of the Meta Commercial Finance Division, in each case, effective as of the closing date of the Merger. In consideration of the Staff’s comment, the Company has filed the Employment Agreement as Exhibit 10.1 to the Amendment.

* * *

The Company believes that the responses above and the related revisions reflected in the Amendment fully address the comments raised by the Staff during the telephone call on April 10, 2018. Please feel free to contact the undersigned at (605) 362-5116 if you have any questions regarding the Amendment or the above responses. Thank you for your prompt attention to this matter.

Regards,

/s/ Glen W. Herrick
Glen W. Herrick
Executive Vice President and Chief Financial Officer

cc:	J. Tyler Haahr, Meta Financial Group, Inc., Chief Executive Officer

W. David Tull, Crestmark Bancorp, Inc., Chief Executive Officer

Lawrence D. Levin, Esq., Katten Muchin Rosenman LLP

Mark J. Reyes, Esq., Katten Muchin Rosenman LLP

Bradley J. Wyatt, Esq., Dickinson Wright PLLC